
UNITED STATES OF AMERICA
BEFORE THE
SECURITIES AND EXCHANGE COMMISSION

July 24, 2024


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In the Matter of

Seaport Entertainment Group Inc. **199 Water Street, 28th Floor** **New York, NY 10038**	**ORDER DECLARING REGISTRATION EFFECTIVE PURSUANT TO SECTION 12(d) OF THE SECURITIES EXCHANGE ACT OF 1934, AS AMENDED**

File No: 001-42113

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Seaport Entertainment Group Inc. has filed with the Commission and the NYSE American LLC an application to register its Common Stock on the exchange, pursuant to Section 12(b) of the Securities Exchange Act of 1934.

In accordance with Section 12(d) of the Exchange Act, the authorities of the exchange have certified to the Commission that they have approved the class of securities for listing and registration.

Seaport Entertainment Group Inc. requests that the registration be made effective before 30 days have expired since the Commission received the exchange's certification.

The request for acceleration appears to be appropriate in the public interest and for the protection of investors. Therefore, it is ORDERED that the registration on the NYSE American LLC shall become effective immediately.

For the Commission, by the Division of Corporation Finance, pursuant to delegated authority.

Mara L. Ransom
Office Chief